Exhibit 99.1

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

November 18, 2010
__________________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 27, 2010

Eltek Ltd. Shareholders:

We cordially invite you to attend the 2010 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on Monday, December 27, 2010, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

1.
To elect the following directors: (i) Mr. David Banitt to serve as a Class II director until our 2013 Annual General Meeting of Shareholders; and (ii) Mr. Yaron Malka to serve as a Class III director until our 2011 Annual General Meeting of Shareholders;

2.	To approve the terms of retirement compensation for Mr. Nissim Gilam, the former Chairman of our Board of Directors;

3.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2010;

4.	To review and discuss our directors’ report, auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2009; and

5.	To transact any other business that may properly come before the meeting.

Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 18, 2010 are entitled to notice of and to vote at the Annual General Meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Arieh Reichart President and Chief Executive Officer

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2010 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Monday, December 27, 2010, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

This Proxy Statement, the attached Notice of 2010 Annual General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about November 22, 2010.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) election of the following directors: (a) Mr. David Banitt to serve as a Class II director until our 2013 Annual General Meeting of Shareholders; and (b) Mr. Yaron Malka to serve as a Class III director until our 2011 Annual General Meeting of Shareholders; (ii) approval of the terms of retirement compensation for Mr. Nissim Gilam, the former Chairman of our Board of Directors; and (iii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2010.  In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2009 will be reviewed and discussed at the Meeting.

We are currently unaware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director named in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on November 18, 2010, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of November 18, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 6,610,107 issued and outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence of two shareholders holding, in the aggregate, at least forty-percent of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned and the adjourned meeting will be held at 10:00 a.m. (Israel time) on Thursday, December 30, 2010, at the same place as the original Meeting.  The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.  This notice will serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles its holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholders, Merhav M.N.F. Ltd. and Integral International Inc., and directors and officers, who together hold approximately 25.3% of our issued and outstanding ordinary shares, that they presently intend to vote for each of the nominees for director and in favor of all of the other proposals to be voted on at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table sets forth certain information as of November 18, 2010 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our issued and outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(1)(2)
Josef Maiman	1,589,440	(3)	24.1%
Merhav M.N.F. Ltd.	989,696	(4)	15.0%
Integral International Inc.	599,744	(5)	9.1%
David Banitt	--		--
Eytan Barak	--		--
Amit Mantsur	--		--
Erez Meltzer	--		--
Eitan Popper	-		-
Yaron Malka	-		-
Ophira Rosolio-Aharonson	--		--
Joseph Yerushalmi	--		--
All directors and executive officers as a group (22 persons)	1,674,955		25.3%
_____________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 6,610,107 ordinary shares issued and outstanding as of November 18, 2010.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 29, 2007 and other information available to the company.  Includes 989,696 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman, and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman.  Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,589,440 ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

(4)	Merhav M.N.F. Ltd. is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd.

(5)
Integral International Inc. is a Panama corporation controlled by Mr. Maiman.  Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Integral International Inc.

I.   ELECTION OF DIRECTORS
(Items 1A and 1B on the Proxy Card)

Our articles of association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be odd.  Following the resignation of the former Chairman of our Board of Directors in October 2010, our Board of Directors is currently composed of eight directors.

Under our Articles of Association, our Board of Directors is divided into three classes (other than outside directors).  In general, at each annual general meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  Our Board of Directors may temporarily fill vacancies in the Board or add to their body until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our Articles of Association.  In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law.  Outside directors serve for a three-year term, which may be renewed for only one additional three-year term.

The term of office of each of our Class II directors, Messrs. David Banitt and Eitan Popper, expires as of the Meeting.  Our Board of Directors believes that seven directors is an appropriate number of board members for our company.  Accordingly, Mr. Eitan Popper will not be standing for reelection at the Meeting and Mr. David Banitt will be standing for reelection to serve as a Class II director until our annual general meeting of shareholders to be held in 2013.

In addition, in May 2010, following the resignation of our former director Mr. Joseph Maiman, our Board of Directors appointed Mr Yaron Malka to serve as a Class III director until the Meeting, and he will be standing for election to serve as a Class III director until our annual general meeting of shareholders to be held in 2011, when the term of office of our Class III directors expires.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules.  We do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules.  Instead, we follow Israeli law and practice in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

We also do not follow the NASDAQ requirement regarding the process for the nomination of directors.  Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our Articles of Association do not provide otherwise.  In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election.

Accordingly, our Board of Directors has proposed the reelection of Mr. David Banitt to serve as a Class II director, to hold office for three years until our annual general meeting of shareholders to be held in 2013, or until his successors is elected and qualified.  In addition, our Board of Directors has proposed the election of Mr. Yaron Malka to serve as a Class III director until our annual general meeting of shareholders to be held in 2011, or until his successors is elected and qualified.

In the event that a named director nominee is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.  We do not have any understanding or agreement with respect to the future election of the named nominees.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

David Banitt, 59, an independent director, has served as a director since March 1997 and is a member of our Audit Committee and Executive Committee.  In January 2009, Mr. Banitt founded a company engaged in industrial wastewater treatment.  From January 2007 until January 2009, Mr. Banitt founded and served as the chief operating officer of HelioFocus Ltd., a company that develops solar thermal energy generation products.  From January 2006 until January 2007, Mr. Banitt served as the chief executive officer of YDesign Ltd., a company involved in the development of consumer products.  From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the printed circuit board market.  From August 2001 until July 2005, Mr. Banitt served as chief executive officer and member of the board of directors of Nano-OR Technology Ltd., an Israeli start-up company engaged in the development of electro-optics systems.  Prior to that and from January 2001, Mr. Banitt was self-employed.  From September 1997 until January 2001, Mr. Banitt served as President and a member of the board of directors of Exsight Electro Optical Systems Ltd., an Israeli start-up company that he founded that was engaged in the development of non-contact systems for the printed circuit board industry.  From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center.  From 1985 until 1992, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provided optical inspection systems to the printed circuit board industry.  Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

Yaron Malka, 36, was appointed to serve as a Class III director by our Board of Directors on May 13, 2010.  Mr. Malka has served as Executive Assistant to the chief executive officer of the Merhav - Ampal Group since December 2009.  Previously, Mr. Malka served as the Chief Financial Officer and General Counsel of Aniboom Ltd.  Between 2006 and 2008, Mr. Malka served as the Legal Counsel and Company Secretary of Metalink Ltd. (NASDAQ: MTLK).  Prior to that and from February 2003, Mr. Malka was an associate at Zellermayer Pelossof & Co., an Israeli law firm.  Between 1998 and 2003, Mr. Malka was a senior associate at Nachum, Deutch and Co., an Israeli accounting firm.  Mr. Malka holds an LLB degree from Tel Aviv University, a B.A. degree in Accounting and Economics from the Hebrew University of Jerusalem and a B.A. degree in Political Sciences from Haifa University.  Mr. Malka is a certified public accountant (Israel) and a member of the Israel Bar Association.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of the director nominees named above.

Directors Continuing in Office

Name	Age	Class of Director	Expiration of Term
Professor Joseph Yerushalmi	72	Class I	2012
Amit Mantsur	39	Class III	2011
Erez Meltzer	53	Class III	2011
Eytan Barak(1)(2)	66	Outside Director	2011
Ms. Rosolio-Aharonson(1)(2)	61	Outside Director	2012
__________________________
(1) Member of the Executive Committee
(2) Member of the Audit Committee

For the biographies of the directors continuing in office, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2009 (filed with the Securities and Exchange Commission on May 13, 2010), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com.  The contents of our website do not form part of the proxy solicitation material.

II.           APPROVAL OF TERMS OF RETIREMENT COMPENSATION FOR THE FORMER
CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

In October 2010, Mr. Nissim Gilam, the former Chairman of our Board of Directors, resigned from such position.  Mr. Gilam served as the Chairman of our Board of Directors from December 1, 1998 until his resignation; he served as a director from January 1996, and previously held office as a director and our chief executive officer during the period of January 1990 through March 1991.

In connection with Mr. Gilam’s retirement and in recognition of his significant contribution to our company during his years of service as our Chairman, a director and executive officer, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the award of the following retirement compensation to Mr. Gilam: (i) a one-time retirement payment of $10,000;  which is equal to payment for two months of Mr. Gilam’s service as the Chairman of our Board of Directors, as prior to his retirement we paid him a management fee of $5,000 per month; (ii) the use of a company car until December 31, 2010 and all expenses in connection with such use of a company car.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the terms of retirement compensation for Mr. Nissim Gilam, the former Chairman of the Board of Directors of the Company, as described in the Proxy Statement for the 2010 Annual General Meeting of Shareholders, be, and hereby are, approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.           RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent accountants in 1996 and have reappointed the firm as our independent accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2010, pursuant to the recommendation of our Audit Committee and Board of Directors.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, to a limited extent, as tax consultants and providers of some audit related services.  Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit functions and, that as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

In accordance with applicable law, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin according to the volume and nature of their services. With respect to fiscal year 2009, we paid Somekh Chaikin approximately $122,000 for audit services and approximately $13,000 for tax related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 “RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of its financial statements for the fiscal year ending December 31, 2010, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.           REVIEW AND DISCUSSION OF THE DIRECTORS' REPORT, AUDITOR'S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2009 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

The foregoing directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2009, as well as our annual report on Form 20-F for the year ended December 31, 2009 (filed with the Securities and Exchange Commission on May 13, 2010), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the director’s report, auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V.           OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Arieh Reichart President and Chief Executive Officer

Dated: November 18, 2010